UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AC IMMUNE SA

(Name of Issuer)

Common Shares

(Title of Class of Securities)

H00263105

(CUSIP Number)

December 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	H00263105

1	NAMES OF REPORTING PERSONS Affiris AG in Liqu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Austria
	5	SOLE VOTING POWER

NUMBER OF		6,578,100
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,578,100
WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,578,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.66%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

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Item 1.

(a) Name of issuer:

AC Immune SA

(b) Address of issuer's principal executive offices:

EPFL Innovation Park, bâtiment B, 1015 Lausanne, Switzerland

Item 2.

(a) Names of persons filing:

Affiris AG in Liqu ("Affiris")

(b) Addresses or principal business offices or, if none, residence:

For Affiris, Karl-Farkas-Gasse 22, 1030 Vienna, Austria

(c) Citizenship:

For Affiris, Austria.

(d) Title of class of securities:

Ordinary shares.

(e) CUSIP No.: H00263105

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

6,578,100 shares

(b) Percent of class:

See line 11 of the cover sheet. The percentage set forth is based on 98,749,352 shares of the issuer that were reported as outstanding as of December 19, 2023.

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(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See line 5 of the cover sheet.

(ii) Shared power to vote or to direct the vote:

See line 6 of the cover sheet.

(iii) Sole power to dispose or to direct the disposition of:

See line 7 of the cover sheet.

(iv) Shared power to dispose or to direct the disposition of:

See line 8 of the cover sheet.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFFIRIS AG in Liqu

By:	/s/ Claus Schalper
Name:	Claus Schalper
Title: Chief Executive Officer

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